
12062349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Palasits (212) 508-4561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Pratt St. Ste 1900 (Address) Baltimore (City) MD (State) 21202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
02 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/13

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Report of Independent Auditors on the Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission
March 31, 2012


pwc

Royce Fund Services, Inc.

(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Report of Independent Auditors on the Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

March 31, 2012

OATH OR AFFIRMATION

I, John Diederich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March, 21, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

ELLEN P. WARD
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WA6144161
Qualified in Westchester County
My Commission Expires April 24, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)

Table of Contents



Report of Independent Auditors

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income (loss), changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Royce Fund Services, Inc. (the "Company"), a wholly owned subsidiary of Royce & Associates, LLC, at March 31, 2012, and the results of its operations, its changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation of Determination for Reserve Requirements and Information Relating to Possession or Control requirements under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2012

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2012

ASSETS

Cash and cash equivalents	$	11,985,198
Distribution fees receivable		1,353,589
Other receivables		1,713,867
Deferred sales commission receivable		321,365
Deferred income taxes		26,154
Income tax refund receivable		291,967
Other assets		26,124
Total assets	$	15,718,264

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	36,091
Accrued distribution fees		11,216,569
Total liabilities		11,252,660
Commitments and contingencies (Note 4)		
Stockholder's equity:		
Common stock, $1 par value; 20,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		4,259,000
Retained Earnings		205,604
Total stockholder's equity		4,465,604
Total liabilities and stockholder's equity	$	15,718,264

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Income (Loss)
For the Year Ended March 31, 2012

Revenues:		
Distribution fees, net of waivers	$	37,830,502
Interest income		17,678
Total revenues		37,848,180
Expenses:		
Third party distribution fees and other direct costs		36,607,214
Amortization of deferred sales commission		1,380,345
Administrative fees and other expenses		371,764
Total expenses		38,359,323
Income before income tax		(511,143)
Income tax benefit		(186,934)
Net Loss	$	(324,209)

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance at March 31, 2011	1,000	$ 1,000	$ 3,659,000	$ 529,813	$ 4,189,813
Capital contribution from Parent	-	-	600,000	-	600,000
Net Loss	-	-	-	(324,209)	(324,209)
Balance at March 31, 2012	1,000	$ 1,000	$ 4,259,000	$ 205,604	$ 4,465,604

The accompanying notes are an integral part of these financial statements.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2012

Cash flows from operating activities:		
Net loss	$	(324,209)
Net changes in assets and liabilities:		
Receivables		573,342
Income taxes receivable/payable		(377,483)
Deferred income taxes		24,560
Other assets		(753)
Deferred sales commission		212,472
Accrued distribution fees		(5,561,607)
Other liabilities		(30,340)
Cash provided by operating activities		(5,484,018)
Cash Flows From Financing Activities		
Capital contribution		600,000
Net Decrease in Cash and Cash Equivalents		(4,884,018)
Cash and cash equivalents at the beginning of the year		16,869,216
Cash and cash equivalents at the end of the year	$	11,985,198

The accompanying notes are an integral part of these financial statements.

Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LLC (the "Parent"), which is a wholly owned subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Heritage, Value, Value Plus and Global Value Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100, Discovery, Dividend Value, Financial Services, Global Value, European Smaller-Companies, Royce International Small Companies, Royce Focus Value, Royce Mid Cap, Royce Partners, Royce SMid-Cap Value, Royce Global Dividend Value, Royce International Micro Cap, Royce International Premier and Royce Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100 and Global Value Funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Heritage, Value, Value Plus, Royce 100 and Global Value Funds.

For the year ended March 31, 2012, the Company voluntarily waived (recaptured) fees from the following classes of shares:

Service Class		
Royce Low-Priced Stock	$	210,888
Royce Value Plus		356,193
Royce Value		91,483
Royce Heritage		65,937
Royce 100		178,248
Royce Premier		132,429
Royce Pennsylvania Mutual		(11,907)
Royce Special Equity		106,323
Royce Global Value		(22,558)
Royce Dividend Value		29,922
Royce Focus Value		(3,430)
Royce Mid-Cap		(2,600)
Royce Partner's Value		(845)
Royce SMid-Cap Value		(1,699)
Royce Special Equity Multi-Cap		8,585
Royce International Micro-Cap		2,865
Royce International Premier		2,980
Royce Global Dividend Value		1,228
Royce Capital Shares-Micro-Cap		24,472
Royce Capital Shares-Small-Cap		22,122
	$	1,190,636

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Fair Value of Financial Instruments
Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

D. Cash and Cash Equivalents
Cash equivalents at March 31, 2012 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

E. Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of Company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding one year, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense. Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. No impairment charge was recorded in the year ended March 31, 2012

F. Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

G. Subsequent Events
The Company has evaluated all subsequent events through May 25, 2012, the issuance date of the financial statements.

2. Income Taxes

The Company has elected to be included in the consolidated federal and certain state income tax returns with Legg Mason and files other separate state income tax returns. The Company's allocable share of federal and state income taxes and its separate state income taxes are recorded as a benefit for income taxes and taxes receivable. The benefit for federal and state income taxes when consolidated returns are filed is determined as if the Company filed separate returns. The benefit for income taxes at March 31, 2012 consists of:

Federal	$ (174,545)
State	(12,389)
	$ (186,934)

The Company's effective income tax rate differs from the statutory federal tax rate as a result of state income taxes.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets are subject to a valuation allowance if it is more likely than not that a benefit will not be realized. The following deferred tax assets and valuation allowances relating to loss carry forwards have been recorded at March 31, 2012.

Deferred income tax assets-noncurrent:

State NOL Carry forward	$ 26,154
Capital Loss Carry forward	9,075
Less: valuation allowance	(9,075)
Deferred income tax asset-noncurrent	$ 26,154

The capital loss carry forward expires in Fiscal 2014.

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2012. The consolidated federal and state returns filed by Legg Mason and the separate state returns filed by the Company are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal 2005 for U.S. federal, New York State and City. The Company does not anticipate making any significant cash payments with the settlement of these audits.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2012, the Company had net capital of $2,086,127 which was $1,335,950 in excess of required capital of $750,177. The Company's percentage of aggregate indebtedness to net capital was 539.4%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption since all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has a relationship with the Parent whereby the Parent pays fees on behalf of its managed funds and the Company, which the Company reimburses to the Parent as the expense is incurred.

As noted above, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

SUPPLEMENTAL SCHEDULES

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2012

Total capital and allowable subordinated liabilities			$ 4,465,604
Deductions and/or charges			
Other receivables	$ 1,713,867		
Other assets	665,610		
Total non-allowable assets		$ 2,379,477	
Other deductions and/or charges		-	
Total deductions and/or charges			2,379,477
Net capital before haircuts on securities positions			2,086,127
Haircuts on securities positions			-
Net Capital			**2,086,127**
Computation of Basic Aggregate Indebtedness and Net Capital Requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$750,177	
Minimum dollar net capital requirement		5,000	
Net capital requirement			750,177
Excess net capital			**$ 1,335,950**
Total aggregate indebtedness			$ 11,252,660
Percentage of aggregate indebtedness to Net capital			539.4%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, Inc. and included in its unaudited amended Part IIA FOCUS filing as of May 24, 2012.

Royce Fund Services, Inc.
(an indirect wholly owned subsidiary of Legg Mason, Inc.)
Computation of Determination for Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
March 31, 2012

The Company is not required to file the above schedule as it claims exemption from SEC Rule 15c3-3 under Paragraph (k)(1) of the Rule as all fund transactions are cleared through a transfer agent on a fully-disclosed basis.

OTHER INFORMATION



Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of Royce Fund Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Royce Fund Services, Inc. (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2012



Report of Independent Accountants

To the Board of Directors and Stockholder of
Royce Fund Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7 dated May 10, 2012) of the Securities Investor Protection Corporation (SIPC) of Royce Fund Services, Inc., for the period from April 1, 2011 through March 31, 2012, which were agreed to by Royce Fund Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Royce Fund Services, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2012. Management is responsible for Royce Fund Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total revenue amount of $37,848,180 reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2012 with the Total revenue amount of $37,848,180 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2012, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers.

    a. Compared deductions on line 2c(1), Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $37,830,502 to Royce Fund Services, Inc.'s Revenue from Sale of Investment Company Share amounts reported on the Statement of Income (Loss) at page 5, line 5 of the Forms X-17A-5 for the quarters ended June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012 and audited financial statements for the year ended March 31, 2012, noting no differences.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 1900, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us



3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $17,678 and $44, respectively of the Form SIPC-7, noting no differences.

    b. Recalculated the mathematical accuracy of the Total assessment balance and interest due (or overpayment carried forward) on page 1, line 2F of ($192.22), of the Form SIPC-7, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of ($236.22) of the Form SIPC-7 with page 1, item 2H of ($236.22) of the Form SIPC-7 filed for the prior period ended March 31, 2011 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Royce Fund Services, Inc.'s preparation of the Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Royce Fund Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2012


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